Exhibit 99.2
Dear Intellians:
I am pleased to inform you that Intelligroup and NTT DATA, a leading Japan based IT services company, have entered into a merger agreement. The merger is subject to customary regulatory approvals.
NTT DATA is a publicly traded company in Japan with offerings that include consulting, systems integration and IT outsourcing with approximately 34,500 employees. They are one of the leading providers of IT services & solutions in Japan and internationally, with a strong focus on innovation and R&D.
After careful consideration, we agreed to be acquired by NTT DATA because it will help us serve our customers better in many ways at the same time provide a platform for all of us as Intellians to learn, grow, and innovate. This will help us:
1.	Make Greater Investment in our People: Being part of NTT DATA enables us to make greater investments in our infrastructure, technology, and training of our consultants.

2.	Gain Vertical Knowledge: Our associates will have an opportunity to gain industry domain expertise in Insurance, Financial Services, Healthcare, Consumer Products, High Tech, and Energy that will allow them to deliver greater value and increase their market value.

3.	Win More Challenging and Larger Projects: Being a part of a larger global organization, Intelligroup will be more favorably placed to win larger, strategic, and high value projects which will offer an opportunity for all of us to excel.

4.	Provide Global Delivery: We anticipate that our world class delivery centers in India will now have the opportunity to serve the larger NTT DATA family of companies across the world. This will increase the avenues for growth for all of us.

5.	Access R&D: NTT DATA invests significantly in R&D, and this should give our associates access to world class R&D resources.
From a Customer perspective, we can now provide End-to-End offerings/Total Outsourcing: Hosting and Infrastructure Management in addition to ERP and extended ERP solutions. We also have high-end consulting, Program Management, and product development offerings as well as enhanced testing solutions.
We firmly believe that all of the above will lay the foundation for Intelligroup to make a significant leap in our ability to provide you the best possible platform for career enhancement. We sincerely hope that you join us in this exciting journey that should lead to all round growth for us. The current management team will continue to lead the firm, and we look forward to your full support.
Regards,
Vikram Gulati
President and CEO